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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  FORM 12B-25

                          COMMISSION FILE NO. 0-20488

                          NOTIFICATION OF LATE FILING

  (Check One)    [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K  [X]  Form 10-Q
[ ] Form N-SAR

For Period Ended:   October 31, 1998
                   -------------------------------------------------------------

[ ]  Transition Report on Form 10-K     [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F     [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.


   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

--------------------------------------------------------------------------------

                        PART I.  REGISTRANT INFORMATION

Full name of registrant  PMR Corporation
                       ---------------------------------------------------------
Former name if applicable
                         -------------------------------------------------------

Address of principal executive office (street and number)
                                                         -----------------------
501 Washington Street, 5th Floor
--------------------------------------------------------------------------------

City, State and Zip Code   San Diego, CA 92103
                         -------------------------------------------------------

                       PART II.  RULE 12B-25(b) and (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III.  NARRATIVE

   State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

   Additional time is needed for the Company's management to complete the preparation and review of the Company's Quarterly Report on Form 10-Q.




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                          PART IV.  OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification

   Mark P. Clein                    (619)                  610-4001
--------------------------------------------------------------------------
       (Name)                    (Area code)           (Telephone number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes  [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes  [ ] No

  If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  The Registrant anticipates that the earnings statement to be reported in the Form 10-Q will contain significant changes from its results of operations between the quarters ended October 31, 1998 and 1997. Total revenues increased to $22.4 million for the quarter ended October 31, 1998 from $17.6 million for the same period in the prior fiscal year. Net income for the quarter ended October 31, 1998 was $89,000 or $.01 per share, compared with net income of $1.2 million or $.19 per share for the same period in the prior fiscal year. An explanation of these changes in the quarterly results is included in the Registrant's press release dated December 14, 1998, announcing second quarter results, which is attached hereto as Exhibit I and is incorporated by reference herein.


                                PMR Corporation
--------------------------------------------------------------------------
                  (Name of Registrant as Specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  December 15, 1998                By:  /s/ Mark P. Clein
     ------------------                     -----------------------
                                    Title:  Executive Vice President and
                                            Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEC 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (sec 232.201 or sec 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (sec 232.13(b) of this chapter).

                                       2
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                                    EXHIBIT I

                                   [PMR logo]

                        501 Washington Street, 5th Floor
                               San Diego, CA 92103


FOR IMMEDIATE RELEASE                                          DECEMBER 14, 1998


PMR ANNOUNCES SECOND QUARTER REVENUES AND EARNINGS

SAN DIEGO, CA -- PMR CORPORATION (NASDAQ NMS - "PMRP"), a leading provider of disease management services for the Seriously Mentally Ill (SMI), today announced results for the second quarter ended October 31, 1998.

Revenues for the quarter were $22.4 million, up 27.7% versus revenues of $17.6 million for the same period in the prior fiscal year. Net Income for the quarter was $89,000 or $.01 per share, compared with net income of $1.2 million or $.19 per share in the second quarter of fiscal 1998. In the second quarter, the Company expensed approximately $1.8 million, or $.14 per share, for the costs related to the terminated merger agreement with Behavioral Healthcare Corporation.

Revenues for the six months ended October 31, 1998, were $40.3 million, up 19.4% versus revenues of $33.7 million for the same period in the prior fiscal year. Net Income for the six month period before the effect of a cumulative change in an accounting principal was $1.2 million or $.16 per share, compared with net income of $2.1 million or $.36 per share in the six months ended October 31, 1997.

In the first quarter, the company implemented a change in an accounting principle consistent with the requirements under the Accounting Standards Executive Committee's Statement of Position on Reporting on Costs of Start up Activities which requires the write off of previously capitalized start-up and organization costs. The cumulative effect of this change in an accounting principle was a non-cash expense, net of taxes, of $593,000 which reduced net income by $478,000 or $.07 per share for the six months ended October 31, 1998.

"We are pleased to see the elements coming into place for renewed high growth rates in the Company's business," said Allen Tepper, Chief Executive Officer. "We enter our third quarter with a significant backlog of outpatient contracts for implementation by the end of our fiscal year in April. Our Stadt Solutions joint venture is on track to expand into Tennessee in the fourth quarter and our new managed care pilot program is successfully enrolling new members."

"Our balance sheet remains strong with more than $7.00 per share in working capital, of which approximately $5.30 per share is in cash," Tepper added. "Given the attractive valuation of PMR's stock relative to these fundamentals, the Company has initiated a share repurchase program."



                                       3.
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PMR is a leader in the development and management of programs and services for individuals with a serious mental illness. PMR operates 54 programs in 23 states serving more than 11,000 patients and generated approximately $67 million in annual revenue in the fiscal year ended April 30, 1998.

This press release contains forward looking statements that involve risks and uncertainties, including the risk that revenues generated by Stadt Solutions, LLC will not be sustained; the risk that the new managed care project does not expand profitably; the risk that new outpatient programs are not developed or do not meet expectations of revenue and income; and the risks and uncertainties set forth in the Company's periodic reports and other filings with the Securities and Exchange Commission. Forward-looking statements reflect the Company's current views with respect to future events. Actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated.





CONTACT:

PMR Corporation: 619-610-4001

Mark Clein, Executive V.P./CFO



                                       ###



                                       4.
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                                 PMR CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                THREE MONTHS ENDED                       SIX MONTHS ENDED
                                                                   OCTOBER 31,                             OCTOBER 31,
                                                         --------------------------------        --------------------------------
                                                             1998                1997                1998                1997
                                                         ------------        ------------        ------------        ------------
Revenue - psychiatric care                               $ 13,797,558        $ 17,560,514        $ 28,618,615        $ 33,737,294
Revenue - pharmaceutical care                               8,619,593                   -          11,649,558                   -
                                                         ------------        ------------        ------------        ------------
   Total revenue                                           22,417,151          17,560,514          40,268,173          33,737,294

Expenses:
   Cost of sales of pharmaceutical products                 6,747,636                   -           9,022,755                   -
   Direct operating expenses - psychiatric care             9,473,247          12,350,295          19,566,427          23,976,727
   Direct operating expenses - pharmaceutical care          1,210,144                   -           1,619,647                   -
   Marketing, general and administrative                    2,461,820           2,315,470           5,029,161           4,430,122
   Provision for bad debts                                  1,192,475             758,231           1,908,914           1,421,761
   Depreciation and amortization                              299,333             255,654             538,527             471,268
   Acquisition expense                                      1,774,772                   -           1,774,772                   -
   Special charge                                            (678,292)                  -            (678,292)                  -
   Interest (income) expense                                 (482,315)            (87,796)           (991,126)           (176,544)
                                                         ------------        ------------        ------------        ------------
                                                           21,998,820          15,591,854          37,790,785          30,123,334

   Income before minority interest, income taxes
      and cumulative change                                   418,331           1,968,660           2,477,388           3,613,960
   Minority interest                                          272,654                  --             511,948                  --
                                                         ------------        ------------        ------------        ------------
   Income before income taxes and cumulative change           145,677           1,968,660           1,965,440           3,613,960
   Income tax expense                                          57,000             807,147             806,000           1,481,721
                                                         ------------        ------------        ------------        ------------
   Net income before cumulative change                         88,677           1,161,513           1,159,440           2,132,239

   Cumulative change, net of income tax benefit
                                                                   --                  --             592,689                  --
   Net income                                            $     88,677        $  1,161,513        $    566,751        $  2,132,239
                                                         ============        ============        ============        ============


   Earnings per common share before cumulative change
      Basic                                              $       0.01        $       0.22        $       0.17        $       0.41
                                                         ============        ============        ============        ============
      Diluted                                            $       0.01        $       0.19        $       0.16        $       0.36
                                                         ============        ============        ============        ============

   Earnings per common share
      Basic                                              $       0.01        $       0.22        $       0.08        $       0.41
                                                         ============        ============        ============        ============
      Diluted                                            $       0.01        $       0.19        $       0.08        $       0.36
                                                         ============        ============        ============        ============

   Shares used in computing earnings per share
      Basic                                                 6,936,548           5,251,935           6,944,886           5,189,008
                                                         ============        ============        ============        ============
      Diluted                                               7,243,812           5,968,656           7,316,077           5,907,960
                                                         ============        ============        ============        ============



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